Vvolt, Inc.



ANNUAL REPORT

2101 SE 6th Ave

Portland, OR 97214

(866) 886-5836

http://vvolt.com

This Annual Report is dated April 29, 2024.

BUSINESS

Vvolt, Inc. ("Vvolt" or the "Company") is a C-Corp organized under the laws of the state of Oregon that makes small electric vehicles for urban transportation, starting with e-bikes. We focus on design: aesthetics, simplicity, and ease of adoption for any rider. We sell vehicles mainly direct to consumers, and primarily through our e-commerce storefront. We also sell wholesale to select distributors, retailers, and to fleets (rentals, libraries, etc.).

Intellectual Property: The Company has an exclusive license agreement to utilize the patented folding, convertible 3-wheeled scooter design.

Corporate History: Vvolt, Inc. was initially organized as Vvolt, LLC, an Oregon limited liability company on June 29, 2020, and converted to an Oregon corporation on August 31, 2023.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 5,000,000

Use of proceeds: Issuance of founder's shares as part of the conversion from an LLC to a C-Corp

Date: August 31, 2023

Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2023 Compared to 2022

The year ended December 31, 2023, compared to the year ended December 31, 2022

Revenue

Revenue for fiscal year 2023 was $1,061,428.37, down 6% from fiscal year 2022, which had revenue of $1,136,076.21. This drop in revenue was driven primarily by the following. As cash tightened in the second half of 2023, management strategically reduced marketing spending significantly and used DTC promotional pricing to maintain product sales. This had the desired effect on cash flow and unit sales, which increased 38% year over year from 2022 to 2023. However, as can be seen, it had the expected negative impact on top-line revenue and net income.

Cost of sales

The cost of sales in 2023 was $872,211.94, an increase of approximately $74,500 from costs of $797710.83 in fiscal year 2022. The increase was primarily due to the increase in unit volume year over year.

Gross margins

2023 gross profit decreased by $149,149 over 2022, in line with expectations given the downward adjustment to average unit price year over year. Gross margins for 2023 of 17.83% were in line with expectations, given the competitive landscape and the decision to reduce retail pricing on a promotional basis to maintain unit volume.

Expenses

The Company's expenses include compensation and benefits, marketing and sales costs, fees for professional services, and research and development expenses. Expenses in 2023 increased by $180,069,000 from 2022. A significant portion of this increase was a result of increased outbound shipping costs, which increased by $83,029 over 2022. Building out the team, interest rates and an increase in IT costs also contributed to the year-over-year increase in expenses.

Historical results and cash flows:

The company continues to focus on market share and unit growth, Establishing new relationships with retail partners. With the next generation of products in development and an investment commitment from our manufacturing partner. The historical cash flow trajectory reasonably indicates the revenue and cash flows expected for the future. We are planning for growth to continue with the current momentum. The increase comes from continued penetration of our existing line of products and the introduction of our new utility line which started shipping late in the year. Past cash was generated through a combination of cash from sales, equity investments by StartEngine investors and Showers Pass, an SBA loan and a loan from a related business. Our goal is to have a positive cash flow by Q4 2025. While this is the goal, several factors could negatively impact it if we cannot raise the required funds to drive the needed growth. If revenue growth is impacted by other factors, like product launch delays, a significant US economy downturn and other market-related issues.

Liquidity and Capital Resources

At December 31, 2023, the Company had cash of $147,308.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Washington Trust Bank

Amount Owed: $1,367,464.43

Interest Rate: 5.25%

Maturity Date: June 18, 2031

A long-term loan payable for the purchase of inventory and fund working capital was obtained in June of 2021. The note is secured by a personal guarantee by Christopher Kyle Ranson, commercial property owned by SREK, LLC and the primary residence of Mr. Ranson. The outstanding principal balance is due June 18, 2031. The interest rate charged on December 31, 2022 was 5.25%

Creditor: Showers Pass Clothing, Inc

Amount Owed: $148,660.47

Interest Rate: 5.25%

A loan has been made by the related party to the Company to help cover the cost of purchasing inventory. The debt is unsecured. The outstanding principal balance is due on demand. The interest rate charged on December 31, 2023, at a rate of 5.25%

Business Blueprint By American Express

Amount Owed: $92,166.66

Interest Rate: APR equivalent 10.18%

This is a short-term 12-month loan of $100,000 with a total repayment of $106,000 utilised for inventory purchase.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Christopher Kyle Ranson

Christopher Kyle Ranson's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder, CEO & Director

Dates of Service: June, 2020 - Present

Responsibilities: Kyle is Founder and CEO of Vvolt. Kyle does not currently receive a salary from Vvolt, but holds 83% equity in the Company. Kyle spends 90% of his time working for Vvolt. Christoper will only take a base salary once the business is on track to achieve or exceed its 2024 board-approved financial plans.

Other business experience in the past three years:

Employer: Showers Pass

Title: CEO

Dates of Service: April, 2013 - Present

Responsibilities: Kyle is CEO of Showers Pass. Kyle spends 10% of his time working for Showers Pass.

Name: Simon Nicholas Williams

Simon Nicholas Williams's current primary role is with SWPC LLC. Simon Nicholas Williams currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board Member

Dates of Service: June, 2020 - Present

Responsibilities: Simon is a board member for Vvolt. Simon holds 2% equity in Vvolt.

Other business experience in the past three years:

Employer: SWPC LLC

Title: CEO

Dates of Service: January, 2010 - Present

Responsibilities: Founder and principle at a medical device consulting and manufacturing company

Name: Jeremy David Rider

Jeremy David Rider's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: National Sales Manager

Dates of Service: December, 2020 - Present

Responsibilities: Jeremy is National Sales Manager for Vvolt.

Other business experience in the past three years:

Employer: Showers Pass

Title: National Sales Manager

Dates of Service: June, 2016 - Present

Responsibilities: Responsible for working with key retail partners like: REI, Backcountry, Moosejaw, Public Lands, L.L. Bean, etc. building out seasonal assortments of outdoor apparel and accessories.

Name: Daniel Whittaker Shaw

Daniel Whittaker Shaw's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Operations Manager

Dates of Service: March, 2021 - Present

Responsibilities: Dan focues on keeping operations running smoothly. This includes inventory and purchasing, bookkeeping, and oversight of our customer service and tech support teams. Dan receives an annual salary of $65,000 from Vvolt.

Name: Nicolas Michael Wood

Nicolas Michael Wood's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Vice President

Dates of Service: February, 2021 - Present

Responsibilities: Overseeing and directing product development and marketing programs. Nicolas currently receives an annual salary of $70,000.

Other business experience in the past three years:

Employer: Communications

Title: Senior Account Executive

Dates of Service: May, 2018 - January, 2021

Responsibilities: Agency Account Representative, Supporting Client Marketing Programs

Name: Steven Robert Erickson

Steven Robert Erickson's current primary role is with Showers Pass Inc.. Steven Robert Erickson currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Director

Dates of Service: June, 2021 - Present

Responsibilities: Steven is on the Board of Directors of Vvolt.

Other business experience in the past three years:

Employer: Showers Pass Inc.

Title: Partner

Dates of Service: December, 2012 - Present

Responsibilities: Business partner, consultant and new business development

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2023, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock

Stockholder Name: Christopher Kyle Ranson

Amount and nature of Beneficial ownership: 4,150,000

Percent of class: 83.0

RELATED PARTY TRANSACTIONS

Name of Entity: Showers Pass Clothing, Inc

Names of 20% owners: Kyle Ranson 65%; Steve Erickson 33%

Relationship to Company: Christopher Kyle Ranson is Showers Pass' CEO

Nature / amount of interest in the transaction: The total amount outstanding is $148,660.47.

Material Terms: A loan has been made by the related party to the Company to help cover the cost of purchasing inventory. The debt is unsecured. The outstanding principal balance is due on demand. The interest rate charged on December 31, 2023 was 5.25%

OUR SECURITIES

he company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 546,460 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,750,000 outstanding.

Voting Rights

One vote per share. Please see Voting Rights of Securities Sold in this Offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding includes 750,000 shares to be issued pursuant to stock options, reserved but unissued.

What it means to be a minority holder

As a minority holder of [Security Name] of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Please review below to update and/or identify any risks that are specific to your company's present business and financial condition. Risk factors that date back to your company's launch on the platform may be outdated and may need to be modified. Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business. Any valuation is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the Common Stock you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. The Company may undergo a future change that could affect your investment The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company. Your information rights are limited with limited post-closing disclosures The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security. Management's Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. Some of our products are still in the prototype phase and might never be operational products Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Supply Chain and Logistics Risks The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products or services that are not available when customers need them can lead to lost sales or damage to the brand's reputation. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expect Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are competing against other recreational activities Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities. We are an early stage company and have not yet generated any profits The Company was formed on June 29th, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Vvolt has incurred a net loss whilst generating over $2,000,000 in revenues since its inception. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders. Intense Market Competition The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success. Vulnerability to Economic Conditions Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment. We rely on third parties to provide services essential to the success of our business Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers. Economic and market conditions The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results. Force majeure events The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results. Adverse publicity The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results. Section 301 Tariffs Section 301 tariffs first began affecting the market in 2018. The industry successfully obtained temporary relief through the U.S. Trade Representative's (USTR) exclusion process and achieved several subsequent extensions of those exclusions. It is not a foregone conclusion that the tariff exclusions will continue. If the 301 tariffs were to come into full force, it could cause margin pressure and supply chain disruption. Governmental Regulation There is speculation about additional governmental regulation on vehicles in the micromobility space. With a developing portfolio in multiple micromobility segments, Vvolt is more exposed to governmental action than competitors only serving a single market segment.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 29, 2024.

Vvolt, Inc.

By   /s/ *Kyle Ranson*

Name: <u>Vvolt Inc</u>

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

Vvolt LLC
2101 SE 6th Ave
Portland Or 97214

I, Kyle Ranson, the CEO (& Principal Executive Officer) of Vvolt Inc, hereby certify that the financial statements of Vvolt Inc and notes thereto for the periods ending December 31st 2022 (first Fiscal Year End of Review) and December 31st 2023 (second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

Vvolt Inc. has not yet filed its federal tax return for 2023.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/26/2024.

Kyle Ranson
_____ (Signature)

_CEO_____ (Title)

_4/26/2024_____ (Date)



VVOLT
ELECTRIC MOBILITY

Vvolt Inc
2101 SE 6th Ave
Portland Or 97214

Change in Equity 2022 to 2023

StartEngine investors 2023 $160,326.07

Showers Pass investment $500,000

Total additional investment in 2023 was $660,326.07

In the fall of 2023, a StartEngine campaign commenced. Offering up to $1,234,999.60 in common stock at a price of $2.26 per share

By December 31st 2023 we had raised $160,326.07 on the StartEngine Platform.

Note, After year-end, the campaign closed at the end of February, raising a total of $437,147.21. After StartEngine expenses, as of 4/26/2024, we realized an investment of $358,883.26

At the end of 2023 Showers Pass chose to convert $500,000 in Vvolt debt to equity at the StartEngine strike price of $2.26 per share.

Other subsequent events:

By year-end, we had a tentative agreement in place with our manufacturing partner to invest up to $2,000,000 in Vvolt, including $1,000,000 in product and $1.000,000 in development services. As of 4/26/2024, legal documents to support this deal are underway, and Vvolt has received the first shipment of products under this arrangement.

Due to family circumstances, our CMO relocated to the East Coast and resigned from her position.



Vvolt

Statement of Cash Flows
January - December 2023

	TOTAL
OPERATING ACTIVITIES	
Net Income	-919,973.40
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	45,600.19
Inventory Asset	2,852.93
Inventory Asset:Accessories	-46,943.29
Inventory Asset:Inventory Bikes	391,654.41
Inventory Asset:Inventory Bikes:Development Inventory	-1,972.00
Inventory Asset:Inventory Bikes:Inbound freight Asset	52,416.76
Inventory Asset:Spare Parts	3.99
Inventory Deposit	291,316.75
Other AR	-41,640.00
Accumulated Depreciation	61,064.45
Accounts Payable (A/P)	-6,695.80
Amex Delta (51007)	15,401.48
A Showers Pass Loan Payable	-81,388.32
Customer Prepayment	-32,835.10
Customer Prepayment:Battery pre pay	0.00
Customer Prepayment:Slice Deposit	64,099.60
Kabbage by Amex Loan Payable	92,166.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**805,102.71**
Net cash provided by operating activities	**$ -114,870.69**
INVESTING ACTIVITIES	
Fixed Asset Photo Video	-1,475.00
Fixed Asset Web Design	-3,750.00
Machinery & Equipment	-2,920.79
Molds	-32,950.00
Net cash provided by investing activities	**$ -41,095.79**
FINANCING ACTIVITIES	
Washington Trust SBA (8112)	-146,453.52
Opening Balance Equity	1,035.00
Showers Pass Investment	500,000.00
StartEngine Investors	160,326.07
Net cash provided by financing activities	**$514,907.55**
NET CASH INCREASE FOR PERIOD	**$358,941.07**
Cash at beginning of period	89,696.02
CASH AT END OF PERIOD	**$448,637.09**

Vvolt

Balance Sheet
As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
ASSETS		
Current Assets		
Bank Accounts		
Cash on hand	10,000.00	
PayPal Bank	2,902.44	16,015.00
Prepay Vendors	280,910.77	
Washington Trust Checking (0653)	147,308.43	59,388.60
Total Bank Accounts	**$441,121.64**	**$75,403.60**
Accounts Receivable		
Accounts Receivable (A/R)	11,099.83	56,700.02
Total Accounts Receivable	**$11,099.83**	**$56,700.02**
Other Current Assets		
Inventory Asset	-495.05	2,357.88
Accessories	50,200.87	3,257.58
Inventory Bikes	214,025.35	605,679.76
Demo Bikes	19,521.66	19,521.66
Development Inventory	12,912.42	10,940.42
Inbound freight Asset	101,087.44	153,504.20
Warranty Inventory	54,012.54	54,012.54
Total Inventory Bikes	**401,559.41**	**843,658.58**
Spare Parts	37,331.12	37,335.11
Total Inventory Asset	**488,596.35**	**886,609.15**
Inventory Deposit	0.00	291,316.75
Other AR	41,640.00	
Undeposited Funds	7,515.45	14,292.42
Total Other Current Assets	**$537,751.80**	**$1,192,218.32**
Total Current Assets	**$989,973.27**	**$1,324,321.94**
Fixed Assets		
Accumulated Depreciation	-87,720.01	-26,655.56
Fixed Asset Photo Video	22,179.30	20,704.30
Fixed Asset Web Design	57,784.70	54,034.70
Machinery & Equipment	138,208.03	135,287.24
Molds	72,150.00	39,200.00
Sample Bikes	11,042.00	11,042.00
Trailer	21,459.54	21,459.54
Total Fixed Assets	**$235,103.56**	**$255,072.22**

Vvolt

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
Other Assets		
Intangible Asset	77,895.17	77,895.17
Total Other Assets	**$77,895.17**	**$77,895.17**
TOTAL ASSETS	**$1,302,972.00**	**$1,657,289.33**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable		
Accounts Payable (A/P)	0.00	6,695.80
Total Accounts Payable	**$0.00**	**$6,695.80**
Credit Cards		
Amex Delta (51007)	26,062.19	10,660.71
Chase United VISA (2226)	0.00	0.00
Total Credit Cards	**$26,062.19**	**$10,660.71**
Other Current Liabilities		
A Showers Pass Loan Payable	148,660.47	230,048.79
Customer Prepayment	87,108.56	119,943.66
Battery pre pay	0.00	
Slice Deposit	64,099.60	
Total Customer Prepayment	**151,208.16**	**119,943.66**
Kabbage by Amex Loan Payable	92,166.66	0.00
Loan Payable to Kyle	0.00	0.00
Payroll Liabilities		
Payroll Tax Payable	0.00	0.00
Wages Payable	0.00	0.00
Total Payroll Liabilities	**0.00**	**0.00**
Total Other Current Liabilities	**$392,035.29**	**$349,992.45**
Total Current Liabilities	**$418,097.48**	**$367,348.96**
Long-Term Liabilities		
Washington Trust SBA (8112)	1,367,464.43	1,513,917.95
Total Long-Term Liabilities	**$1,367,464.43**	**$1,513,917.95**
Total Liabilities	**$1,785,561.91**	**$1,881,266.91**
Equity		
Opening Balance Equity	1,035.00	0.00
Retained Earnings	-824,888.73	-306,425.67
Shareholder 1 (CKR)	509,953.70	509,953.70
Shareholder 2 (SE)	81,382.98	81,382.98
Shareholder 3 (SW)	9,574.47	9,574.47
Showers Pass Investment	500,000.00	

Vvolt

Balance Sheet

As of December 31, 2023

	TOTAL	
	AS OF DEC 31, 2023	AS OF DEC 31, 2022 (PY)
StartEngine Investors	160,326.07	
Net Income	-919,973.40	-518,463.06
Total Equity	**$ -482,589.91**	**$ -223,977.58**
TOTAL LIABILITIES AND EQUITY	**$1,302,972.00**	**$1,657,289.33**

Vvolt

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Income		
Discounts given	-262,146.61	-138,220.86
PayPal Sales	3,847.00	11,582.16
Refunds to Customers	-74,757.02	-64,261.90
Sales of Product Income	1,389,272.82	1,320,094.41
Shipping Income	4,706.07	6,461.86
Uncategorized Income	506.11	420.54
Total Income	**$1,061,428.37**	**$1,136,076.21**
Cost of Goods Sold		
Cost of Goods Sold	837,362.32	742,968.37
Inventory Shrinkage	267.45	2,581.17
Physical count inventory adjustment	-267.45	-5,220.22
Total Inventory Shrinkage	**0.00**	**-2,639.05**
Shipping & Freight	17,131.37	54,544.14
Inbound Freight Monthly	5,688.00	
Total Shipping & Freight	**22,819.37**	**54,544.14**
Supplies & Materials - COGS	12,030.25	2,837.37
Total Cost of Goods Sold	**$872,211.94**	**$797,710.83**
GROSS PROFIT	**$189,216.43**	**$338,365.38**
Expenses		
Bad Debts	1,014.00	
Bank Charges & Fees	2,149.36	3,844.13
Dues & Subscriptions		3,578.00
Fuel	561.14	1,516.91
Fundraising Expenses	13,137.24	
Insurance	26,767.96	19,303.86
Interest Paid	79,547.80	51,540.59
Job Supplies	1,524.80	5,234.87
Legal & Professional Services	12,486.89	11,497.73
Marketing	99,406.68	119,845.00
Advertising/Promotional	31,353.48	4,326.49
Branding	2,251.57	
Marketing IT Subscriptions	574.00	
Paid Search / Social	88,895.63	115,000.00
Promotional Samples		11,700.86
Sponsorships	7,500.00	
Trade Shows / Events	16,930.25	6,897.66
Video / Photography	11,659.89	5,098.10
Total Marketing	**258,571.50**	**262,868.11**
Meals & Entertainment	1,467.39	3,170.70

Vvolt

Profit and Loss

January - December 2023

	TOTAL	
	JAN - DEC 2023	JAN - DEC 2022 (PY)
Melio Service Fees	1.50	
Miscellaneous CEO / Managment expence	240.70	
Office Supplies & Software	1,393.35	5,937.56
Office/General Administrative Expenses	-250.39	6,603.96
Postage & Miscellaneous Shipping	390.21	2,411.37
Total Office/General Administrative Expenses	**139.82**	**9,015.33**
Outbound Shipping	150,202.68	67,173.97
Payment Processing Fees	21,157.40	20,414.40
Paypal Fees	4,661.78	4,454.11
Payroll Expenses		
401 K	10,785.37	
Contractors	65,418.96	51,262.00
Payroll Processing Fee		1,760.00
Payroll Taxes		75,301.84
Salaries & Wages	329,877.76	223,090.84
Total Payroll Expenses	**406,082.09**	**351,414.68**
Product Design & Development	5,806.14	30,525.74
Repairs & Maintenance	6,133.54	1,385.81
Space Rental SEKO	25,460.21	24,645.50
Taxes & Licenses	926.00	621.28
Travel	12,317.94	9,585.80
Uncategorized Expense		564.33
Utilities		76.63
IT subscriptions	24,455.39	804.18
Total Utilities	**24,455.39**	**880.81**
Warranty	13,307.08	270.00
Total Expenses	**$1,069,513.70**	**$889,444.22**
NET OPERATING INCOME	**$ -880,297.27**	**$ -551,078.84**
Other Income		
Credit Card Rewards		85.00
Employment tax credit		54,836.73
Other Miscellaneous Income	21,388.32	
Total Other Income	**$21,388.32**	**$54,921.73**
Other Expenses		
Depreciation	61,064.45	22,305.95
Total Other Expenses	**$61,064.45**	**$22,305.95**
NET OTHER INCOME	**$ -39,676.13**	**$32,615.78**
NET INCOME	**$ -919,973.40**	**$ -518,463.06**

Vvolt

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-518,463.06
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-50,940.02
Inventory Asset	16,829.89
Inventory Asset:Accessories	-749.87
Inventory Asset:Inventory Bikes	-3,274.57
Inventory Asset:Inventory Bikes:Development Inventory	-10,940.42
Inventory Asset:Inventory Bikes:Inbound freight Asset	-153,504.20
Inventory Asset:Inventory Bikes:Warranty Inventory	-54,012.54
Inventory Asset:Spare Parts	-37,255.31
Inventory Deposit	198,197.56
Accumulated Depreciation	22,305.95
Accounts Payable (A/P)	-65,627.09
Amex Delta (51007)	-6,360.54
Amex Platinum (91001) (deleted)	-695.75
A Showers Pass Loan Payable	203,878.61
Customer Prepayment	119,943.66
Kabbage by Amex Loan Payable	0.00
Loan Payable to Kyle	0.00
Payroll Liabilities:Payroll Tax Payable	-1,337.13
Payroll Liabilities:Wages Payable	-12,916.67
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**163,541.56**
Net cash provided by operating activities	**$ -354,921.50**
INVESTING ACTIVITIES	
Fixed Asset Photo Video	-20,704.30
Machinery & Equipment	-134,939.62
Molds	-39,200.00
Sample Bikes	-11,042.00
Trailer	-10,250.00
Intangible Asset	-28,663.30
Net cash provided by investing activities	**$ -244,799.22**
FINANCING ACTIVITIES	
Washington Trust SBA (8112)	354,438.18
Owner's Investment (deleted)	-100,000.00
Partner's Equity (deleted)	-250,000.00
Shareholder 1 (CKR)	509,953.70
Shareholder 2 (SE)	81,382.98
Shareholder 3 (SW)	9,574.47
Net cash provided by financing activities	**$605,349.33**
NET CASH INCREASE FOR PERIOD	**$5,628.61**
Cash at beginning of period	84,067.41
CASH AT END OF PERIOD	**$89,696.02**

Vvolt

Statement of Cash Flows

January - December 2022

Vvolt Inc

| | Common stock | | Paid-in | Accumulated | Stockholders' |
	Shares	Amount	Capital	Deficit	Deficit
Loss carry forward	-			$ (305,391)	$ (305,390.58)
Issuance of founders stock		-	-	-	$ -
Shares issued for services	-	-	-	-	$ -
Contributed capital	-	-	600,911	600,911	$ 600,911.00
Net income (loss)	-	-	-	(518,463)	$ (518,463.06)
December 31, 2022	-	$ -	$ 600,911	$ (222,942)	$ (222,943)
Shares issued for debt conversion	221,239	500,000		500,000	$ 500,000.00
Shares issued for cash	96,403	160,326		160,326	160,326
Shares issued for services		-		-	$ -
Conversion of preferred stock		-	-	-	$ -
Discount on convertible debt	-	-		-	$ -
Stock option compensation	-	-		-	$ -
Net income (loss)	-	-	-	(919,973)	$ (919,973.40)
December 31, 2023	317,642	660,326	600,911	(482,590)	(482,590)

CERTIFICATION

      I, Kyle Ranson, Principal Executive Officer of Vvolt, Inc., hereby certify that the financial statements of Vvolt, Inc. included in this Report are true and complete in all material respects.

Kyle Ranson

CEO